UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 29, 2022

ATHENA CONSUMER ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-40921	87-1178222
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

442 5th Avenue

New York, NY 10018

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (970) 925-1572

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	ACAQ.U	The New York Stock Exchange

Shares of Class A common stock, par value $0.0001 per share, included as part of the units	ACAQ	The New York Stock Exchange

Redeemable warrants, each exercisable for one share of Class A common stock for $11.50 per share	ACAQ WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement

Forward Purchase Agreement

As previously announced, on July 28, 2022, Athena Consumer Acquisition Corp., a Delaware corporation (“Athena”), entered into a Business Combination Agreement (the “Business Combination Agreement”), by and among Athena, Next.e.GO Mobile SE, a German company (“e.GO”), Next.e.GO B.V., a Dutch private limited liability company and a wholly-owned subsidiary of e.GO (“TopCo”), and Time is Now Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of TopCo (“Merger Sub”). Also as previously announced, on September 29, 2022, Athena entered into an amendment to the Business Combination Agreement (the “First Amendment to Business Combination Agreement”), by and between Athena and e.GO, pursuant to which certain terms of the Business Combination Agreement were amended. The transactions contemplated by the Business Combination Agreement, as amended, are hereinafter referred to as the “Business Combination”.

On September 29, 2022, Athena, TopCo, e.GO and Vellar Opportunity Fund SPV LLC – Series 3 (“Seller”) entered into an agreement (the “Forward Purchase Agreement”) for an OTC Equity Prepaid Forward Transaction (the “Forward Purchase Transaction”). Pursuant to the terms of the Forward Purchase Agreement, Seller intends, but is not obligated, to purchase (a) through a broker in the open market, shares of Class A common stock, par value $0.0001 per share, of Athena (together with TopCo Shares following the closing of the Business Combination, the “Shares”) after the date of the Forward Purchase Agreement from holders of Shares (other than Athena or affiliates of Athena) who have redeemed or indicated an interest in redeeming Shares (such purchased Shares, the “Recycled Shares”) pursuant to the redemption rights set forth in Athena’s Amended and Restated Certificate of Incorporation (the “Governing Documents”) in connection with the Business Combination (such holders, “Redeeming Holders”) and (b) Shares in issuance from Athena (such Shares, the “Additional Shares” and, together with the Recycled Shares, the “Subject Shares”). The aggregate total Subject Shares shall be no more than 15,000,000 (the “Maximum Number of Shares”), and the aggregate total Additional Shares that may be purchased shall not exceed the difference of the Maximum Number of Shares and the Recycled Shares. Subject to the Shares purchased in connection with the Share Consideration (as defined below), the aggregate total number of shares under the Forward Purchase Agreement (the “Number of Shares”) will be the sum of (a) the number of Recycled Shares and (b) the number of Additional Shares, but in no event more than the Maximum Number of Shares. The Number of Shares is subject to reduction as described under “Optional Early Termination” in the Forward Purchase Agreement.

Seller has agreed to hold the Subject Shares in a bankruptcy remote special purpose vehicle for the benefit of e.GO. Seller also may not beneficially own greater than 9.9% of the Shares on a post-combination pro forma basis. Further, Athena and TopCo have agreed that any proceeds from any sale of Shares (in any amount and at any price) subject to the Forward Purchase Agreement may be used by the Seller to recoup any and all fees owed to the Seller under the credit agreement, dated as September 29, 2022 (as amended, supplemented or otherwise modified from time to time), by and among e.GO, as borrower, Brucke Funding LLC, Brucke Agent LLC and certain lenders party thereto, and Seller, as administrative agent and collateral agent (the “Bridge Loan Agreement”).

The Forward Purchase Agreement provides that no later than the earlier of (a) one (1) local business day after the closing of the Business Combination (the “Closing”) and (b) the date any assets from Athena’s trust account are disbursed in connection with the Business Combination, Seller shall be paid directly, out of the funds held in Athena’s trust account, an amount (the “Prepayment Amount”) equal to (i) the redemption price per share indicated to investors ahead of Athena’s redemption notice deadline (the “Redemption Price”) multiplied by the number of Recycled Shares (the “Initial Price”), minus (ii) 10% of such amount (the “Leakage Amount”).

In addition to the Prepayment Amount, Athena shall pay directly from Athena’s trust account an amount equal to the product of 1,500,000 multiplied by the Redemption Price (the “Share Consideration”), for the purpose of repayment of Seller having purchased, prior to the Closing, Shares from third parties in the open market through a broker in connection with the Share Consideration, which Shares shall not be included in the Number of Shares in the Forward Purchase Agreement, and shall be free and clear of all obligations of Seller in connection with the Forward Purchase Agreement.

From time to time following the Closing, Seller, in its discretion, may sell the Subject Shares (the “Shortfall Sales”) without payment obligation to TopCo until such time as the proceeds from the sales equal (i) 10% of the product of the Number of Shares and the Initial Price (the “Prepayment Shortfall”) or (ii) in the case of an Event of Default under the Bridge Loan Agreement, all amounts that are due to Seller under such agreement.

Seller may, in its discretion, sell Subject Shares, the effect of which is to terminate the Forward Purchase Agreement in respect of such Subject Shares sold (the “Terminated Shares”). Athena before the Closing or TopCo following the Closing shall be entitled to proceeds from such sales of Terminated Shares (other than any Subject Shares sold in Shortfall Sales) equal to the product of (x) the number of Terminated Shares multiplied by (y) the Reset Price. Following the Closing, the reset price (the “Reset Price”) will initially be the per share Redemption Price, but will be adjusted on the first scheduled trading day of each month (each a “Reset Date”) commencing on the first calendar month following the Closing to the lowest of (a) the then-current Reset Price, (b) $10.00 and (c) the volume weighted average price (“VWAP Price”) of the Shares of the last trading day immediately prior to the applicable Reset Date, but not lower than $4.00; provided, however, that to the extent Athena, TopCo or e.GO sells, enters any agreement to sell or grants any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Shares or any securities of Athena or TopCo or any of their respective subsidiaries which would entitle the holder thereof to acquire at any time Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Shares, at an effective price per share less than the then existing Reset Price, then the Reset Price shall be modified to equal such reduced price (a “Dilutive Offering Reset”).

The maturity date will be the second anniversary of the Closing (the “Maturity Date”). Upon the occurrence of the Maturity Date, TopCo is obligated to pay to Seller an amount equal to the product of (a) (x) the Maximum Number of Shares less (y) the number of Terminated Shares multiplied by (b) $2.50 (the “Maturity Consideration”). The Maturity Consideration shall be payable by TopCo, in cash or Shares at its sole discretion, equal to (a) in the case of cash, the product of the Maximum Number of Shares less the Terminated Shares, except if such Shares were sold and the sale proceeds were applied to (i) outstanding Leakage Amounts or (ii) in the case of an Event of Default under the Bridge Loan Agreement any amounts outstanding thereunder and any fees, costs or expenses of the Borrower (as defined in the Bridge Loan Agreement) and $2.50 and (b) in the case of Shares, such Number of Shares with a value equal to the product of the Maximum Number of Shares less any Shares sold, except if such Shares were sold and the sale proceeds were applied to (i) outstanding Leakage Amounts or (ii) in the case of an Event of Default under the Bridge Loan Agreement any amounts outstanding thereunder (including principal, interest, and fixed payment under the Bridge Loan Agreement, and any fees, costs or expenses of the borrower under the Bridge Loan Agreement), and $2.50 divided by the VWAP Price of the Shares for the lower of the last 30 trading days and 10 trading days prior to the Maturity Date.

Seller’s obligations to Athena under the Forward Purchase Agreement are secured by liens on (i) the proceeds of any sale or other disposition of the Subject Shares and (ii) the deposit account into which such proceeds are required to be deposited.

The Forward Purchase Agreement may be terminated if any of the following events occurs (a) failure to consummate the Business Combination on or before the Agreement End Date (as defined in the Business Combination Agreement, as such Agreement End Date may be amended or extended from time to time), (b) termination of the Business Combination Agreement prior to the Closing and (c) the Shares are involved in a delisting on the relevant exchange and are not immediately re-listed, save for any transactions contemplated by the Business Combination Agreement. Upon such a termination event, a break-up fee is payable to Seller (a) by e.GO or (b) by TopCo following the Closing equal to (i) all of Seller’s fees, costs and expenses relating to the Business Combination in an amount not to exceed $75,000 plus (ii) $3,000,000 in the event the Business Combination is terminated or otherwise uncompleted for reasons solely attributable to e.GO.

Seller may freely transfer or assign its rights under the Forward Purchase Agreement if the number of the Subject Shares it acquires would exceed 9.9% on a post-Business Combination basis.

The primary purpose of entering into the Forward Purchase Agreement is to help ensure the likelihood that the Business Combination will close.

Disclosure On Redemptions Relating to the Forward Purchase Agreement.

Seller has agreed to waive any redemption rights with respect to any Shares in connection with the Business Combination. Such waiver may reduce the number of Shares redeemed in connection with the Business Combination, which reduction could alter the perception of the potential strength of the Business Combination.

 The foregoing description of the Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Forward Purchase Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated by reference herein.

Important Information about the Business Combination and Where to Find It

In connection with the Business Combination, TopCo intends to file with the U.S. Securities and Exchange Commission’s (“SEC”) the Registration Statement, which will include a preliminary prospectus and preliminary proxy statement. Athena will mail a definitive proxy statement/final prospectus and other relevant documents to its stockholders. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that Athena will send to its stockholders in connection with the Business Combination. Investors and security holders of Athena are advised to read, when available, the proxy statement/prospectus in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve the Business Combination (and related matters) because the proxy statement/prospectus will contain important information about the Business Combination and the parties to the Business Combination. The definitive proxy statement/final prospectus will be mailed to stockholders of Athena as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 442 5th Avenue, New York, NY, 10018.

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.

Participants in the Solicitation

Athena, e.GO, TopCo and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Athena’s stockholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Athena’s directors and officers in Athena’s filings with the SEC, and such information and names of e.GO’s directors and executive officers will also be in the Registration Statement to be filed with the SEC by TopCo, which will include the proxy statement of Athena for the Business Combination.

Forward Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target”, “may”, “intend”, “predict”, “should”, “would”, “predict”, “potential”, “seem”, “future”, “outlook” or other similar expressions (or negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Athena, e.GO, and TopCo’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination, the level of redemptions by Athena’s public stockholders, the timing of the completion of the Business Combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified herein, and on the current expectations of Athena, e.GO, and TopCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of Athena, e.GO, and TopCo.

These forward-looking statements are subject to a number of risks and uncertainties, including: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed Business Combination or that the approval of the stockholders of Athena or e.GO is not obtained; (iii) failure to realize the anticipated benefits of the proposed Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to e.GO; (v) the outcome of any legal proceedings that may be instituted against Athena and/or e.GO following the announcement of the Business Combination agreement and the transactions contemplated therein; (vi) future global, regional or local economic and market conditions; (vii) the development, effects and enforcement of laws and regulations; (viii) e.GO’s ability to grow and achieve its business objectives; (ix) the effects of competition on e.GO’s future business; (x) the amount of redemption requests made by Athena’s public stockholders; (xi) the ability of Athena or the combined company to issue equity or equity-linked securities in the future; (xii) the ability of e.GO and Athena to raise interim financing in connection with the Business Combination, including to secure an e.GO IP-backed note; (xiii) the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; (xiv) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation, (xv) costs related to the Business Combination, (xvi) the impact of the global COVID-19 pandemic and (xvi) those factors discussed below under the heading “Risk Factors” and in the documents of Athena filed, or to be filed, with the SEC. Additional risks related to e.GO’s business include, but are not limited to: the market’s willingness to adopt electric vehicles; volatility in demand for vehicles; e.GO’s dependence on the contemplated Business Combination and other external financing to continue its operations; significant challenges as a new entrant in the automotive industry; e.GO’s ability to control capital expenditures and costs; cost increases or disruptions in supply of raw materials, semiconductor chips or other components; breaches in data security; e.GO’s ability to establish, maintain and strengthen its brand; minimal experience in servicing and repairing vehicles; product recalls; failure by joint-venture to meet their contractual commitments; unfavorable changes to the regulatory environment; risks and uncertainties arising from the acquisition of e.GO’s predecessor business and assets following the opening of insolvency proceedings over the predecessor’s assets in July 2020; protection of e.GO’s intellectual property. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

There may be additional risks that neither e.GO nor Athena presently know or that e.GO and Athena currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect e.GO’s and Athena’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K.  e.GO and Athena anticipate that subsequent events and developments will cause e.GO’s and Athena’s assessments to change. However, while e.GO and Athena may elect to update these forward-looking statements at some point in the future, e.GO and Athena specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing e.GO’s and Athena’s assessments as of any date subsequent to the date of this Current Report on Form 8-K.  Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an applicable exemption from the registration requirements thereof.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
10.1	Forward Purchase Agreement, dated September 29, 2022, by and among Athena Consumer Acquisition Corp., Next.e.GO B.V., Next.e.GO Mobile SE and Vellar Opportunity Fund SPV LLC – Series 3.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ATHENA CONSUMER ACQUISITION CORP.

	By:	/s/ Jane Park
		Name:	Jane Park
		Title:	Chief Executive Officer

Dated: October 5, 2022